UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               AMENDED FORM 3

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

   1.   Name and Address of Reporting Person
        (Last) (First) (Middle)       Grissom, Steven L.
        (Street)                      121 South 17th Street
        (City) (State) (Zip)          Mattoon, Illinois 61938


   2.   Date of Event Requiring Statement (Month/Day/Year)

        09/11/98

   3.   IRS or Social Security Number of Reporting Person (Voluntary)



   4.   Issuer Name and Ticker or Trading Symbol

        McLeodUSA Incorporated
        MCLD

   5.   Relationship of Reporting Person(s) to Issuer (Check all
        applicable)
        ( ) Director   ( ) 10% Owner  ( ) Officer (give title below)
        (X) Other  (specify below)

        Member of 13(d) group owning more than 10%

   6.   If Amendment, Date of Original (Month/Day/Year)



   7.   Individual or Joint/Group Filing (Check Applicable Line)
        (X)  Form filed by One Reporting Person
        ( )  Form filed by More than One Reporting Person

                       Table I -- Non-Derivative Securities Beneficially Owned

    1.  Title of Security        2.  Amount of Securities       3.  Ownership Form:          4.  Nature of
       (Instr. 4)                      Beneficially Owned             Direct (D) or               Indirect
                                           (Instr. 4)                 Indirect (I)          Beneficial Ownership
                                                                       (Instr. 5)                (Instr. 4)





                                          Table II -- Derivative Securities Beneficially Owned

 1. Title of     2. Date Exercisable         3. Title and Amount of  4. Conversion or  5. Ownership Form   6.  Nature
   Derivative      and Expiration Date         Securities Underlying    Exercise Price   of Derivative         of Indirect
   Security        (Month/Day/Year)            Derivative Security                       Security              Beneficial
   (instr. 4)                                  (Instr. 4)                                Direct (D)            Ownership
                                                                                         or Indirect (I)       (Instr. 5)
                                                                                         (Instr. 5)

                    Date         Expiration    Title      Amount or
                    Exercisable  Date                     Number of
                                                          Shares

   Employee Stock   (1)          9/24/08       Class A    25,000            $24.50       D
   Option (right                               Common
   to buy)(1)                                  Stock

   Employee Stock   (2)         10/12/09       Class A     5,000            $24.25       D
   Option (right                               Common
   to buy)(2)                                  Stock

   Call Option      5/20/98      1/15/99       Class A       500            $50.00       D
   (obligation                                 Common
   to sell)                                    Stock


        (1)  The employee stock option dated September 24, 1997 vests in four equal installments which began on September 24, 1998.

        (2)  The employee stock option dated December 22, 1997 vests in four equal installments beginning on October 12, 1999.

   Explanation of Responses:


        In addition to the stock options listed in Table II above, Steven L. Grissom participates in the Company's Employee Stock Purchase Plan and anticipates the right to acquire in January
   1999 $22,500 in value of Common Stock at a purchase price per share to be determined pursuant to such plan.


   SIGNATURE OF REPORTING PERSON(S):



   Steven L. Grissom

   DATE:

   December 16, 1998


   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  See 18
   U.S.C. 1001 and 15 U.S.C. 78ff(a).



